LEVEL 8 SYSTEMS, INC.
Corporate Headquarters
8000 Regency Parkway
Cary, NC 27511

T E R M S H E E T

October 6, 2004

This Term Sheet is an expression of intention only and, except as expressly set forth below, is not to be construed as a binding agreement.

Note & Warrant Offering

Issuer:	Level 8 Systems, Inc., a Delaware corporation (the “Company”)
Investors:	Existing holders of outstanding warrants to purchase shares of the Company’s capital stock (the “Existing Warrants”) Exhibit A contains a list of Existing Warrants
Investment Amount:	Up to $1,706,575
Securities Offered:
$1,706,575 million principal amount of Senior Secured Notes (the “Notes”) to be issued in integral amounts of $1,000. The first $1,000,000 principal amount of Notes purchased from the Company entitle the purchasers thereof to a proportionate number of the Re-load Warrants as described below.

Each holder of Existing Warrants that purchases Notes will receive a warrant to acquire a number of shares of the Company’s common stock (the “Common Stock”) as set forth on Exhibit A (the “Additional Warrants”), having an exercise price, once exercisable, of $0.002 per share. The Additional Warrants will be subject to the Registration Rights described below and have a 7 year term. The Additional Warrants also will be subject to a forced cashless exercise upon consummation of the Restructuring, as described below. The Additional Warrants will not be exercisable unless and until the Restructuring is consummated.

Coupon:	10% per annum on the principal amount, payable in arrears in cash on the maturity date.
Maturity Date:
Consummation of the Merger (as defined below), but no later than December 31, 2004.

At maturity, the principal balance of the Notes, together with all accrued and unpaid interest, will become due and payable, subject to the Mandatory Exchange described below.

Events of Default:	Standard events of default for debt instruments will be included in the Notes.
Ranking:
The Notes would constitute senior secured obligations of the Company. While the Notes are outstanding, the Company would not be permitted to incur indebtedness ranking senior or pari passu with the Notes, except for such senior indebtedness of the Company, if any, as is outstanding on the initial closing date of the sale of the Notes.

T E R M S H E E T

October 6, 2004

Collateral:
The Notes would be secured by a first-priority security interest in all of the Company’s tangible and intangible assets (the “Collateral”), subordinate only to existing security interests at the closing date.

Administrative Agent:
The security interest in the Collateral will be held by, and the administration of the note provisions would be conducted by Brown Simpson Partners I (or one of its wholly-owned subsidiaries) as administrative agent (“BSP”), the lead investor in this financing transaction. The investors in the offering will appoint BSP to serve as administrative agent for this purpose.

Protective Provisions:	The Notes would contain customary affirmative and negative covenants of the Company.
Allocation and Closings:
The Notes would be offered to the Investors for purchase at one or more closings. Each Investor would be offered the right to purchase its allocated share of the Notes (the “Allocated Share”) based on the proportion of the aggregate outstanding Existing Warrants (on an as-exercised basis) that the Investor owns, with a right of over-subscription for any un-subscribed Notes.

The initial closing of the sale of the Notes would occur not earlier than 10 days after the commencement of the offering, and closings would continue on a rolling basis.

Any Notes not purchased at a closing could be re-offered to the Investors from time to time by the Company until the Maturity Date. The over-subscription rights and allocation rules described herein are subject to change by the Company.

Restructure of Existing Warrants:
In the event that an Investor purchases its entire Allocated Share, the exercise price of its Existing Warrants will be reduced to $.10, if the exercise price is greater than that. All of an Investor’s Existing Warrants having an exercise price of $0.10 per share or less (whether before or after the repricing) are referred to herein as the “Eligible Warrants.”

Mandatory Exchange:
Upon consummation of the Merger and simultaneously therewith, all of the Notes held by each Investor would automatically be exchanged for and in consideration of (without the payment of additional consideration) the shares issuable upon exercise of each such Investor’s Existing Warrants to the extent of the principal and accrued but unpaid interest then due and owing on the Notes.

Use of Proceeds:	The Company would use the proceeds from this offering to finance its operations. The proceeds would not be used to repay any short-term or long term debt instruments.
Re-load Warrants:
The Investors who subscribe to the first $1,000,000 principal amount of Notes, will receive warrants to purchase an aggregate of two times their respective Eligible Warrant shares at an exercise price of $0.10 per share (collectively, the “Re-load Warrants”). The Re-load Warrants will be subject to the Registration Rights described below, have the Anti-Dilution Protection described below, and have a 7 year term. The Re-load Warrants will be issued upon consummation of the Restructuring.

T E R M S H E E T

October 6, 2004

Merger Proposal

Company:	Level 8 Systems, Inc., a Delaware corporation (the “Company”)
Overview of Merger:
The Company will merge with a corporation owned by one or more of the Investors (in either event, “Newco”), with Newco being the surviving corporation (the “Merger”).

Each outstanding share of the Company’s common stock shall be converted into .05 shares of the surviving corporation’ common stock (the “Common Stock”) upon the closing of the Merger. The Company’s existing outstanding convertible notes and shares of convertible preferred stock (“collectively, the “Securities”) would be converted upon the closing of the Merger into shares of a newly created series of the surviving company’s preferred stock to be designated the Series A-1 Convertible Preferred Stock (the “Series A-1 Preferred”). Each of the Securities would be converted into the number of shares of Series A-1 Preferred that would convert into the same number of shares of Company common stock underlying the Securities being exchanged based on the Amended Conversion Price set forth below:
Security        Current Con. Price    Amended Con. Price
ConvertibleNotes      $0.28                $0.02
                        $0.37                $0.026
                        $0.32                $0.023
                        $0.20                $0.014
                        $0.17                $0.012
                        $0.16                $0.011
                        $0.10                $0.0025
                        $0.08                $0.002
    Series D Convertible
    Preferred               $0.32                $0.20
    Series C Convertible
    Preferred Stock        $0.38                $0.25
   Series B3 Convertible
   Preferred Stock        $12.50               $4.00
   Series A3 Convertible
   Preferred Stock        $8.33                 $3.50

Upon consummation of the Merger, the Notes shall be exchanged for and in consideration of (without the payment of additional consideration) of the shares issuable upon exercise of the Existing Warrants to the extent of the principal and accrued but unpaid interest then due and owing on the Notes.

Special Shareholders Meeting:	The Company shall convene a special shareholders meeting to approve the Merger at the earliest possible date, but in no event later than December 31, 2004.
Fractional Shares	The Company will issue cash in lieu of fractional shares.

T E R M S H E E T

October 6, 2004

Terms of the Series A-1 Preferred:
Liquidation preference:
In the event of any liquidation or winding up of the Company, the holders of the Series A-1 Preferred would be entitled to receive in preference to the holders of the Common Stock, an amount equal to $500 per share plus any accrued but unpaid dividends. After payment of such liquidation preference, holders of Common Stock would be entitled to receive, pro rata, the remaining assets of the Company available for distribution to its stockholders. A merger or consolidation to which the Company is a party, or a sale or exclusive license of all or substantially all of the assets or intellectual property of the Company, would be deemed to be a liquidation event unless the holders of a majority of the shares of Series A-1 Preferred then outstanding elect not to treat such event as a liquidation event.

Dividends:
Holders of the Series A-1 Preferred would be entitled to receive an equivalent dividend (on an as-converted basis) whenever the Company declares a dividend on the Common Stock, other than dividends payable in shares of Common Stock.

Anti-dilution Protection:	The conversion price of the Series A-1 Preferred would be subject to customary adjustment in the event of any stock splits, stock dividends and the like undertaken by the Company.
Optional Conversion:
The holders of Series A-1 Preferred would have the right to convert the Series A-1 Preferred, at the option of the holder, at any time, into shares of Common Stock. Each share of Series A-1 Preferred will initially be convertible on a one for one thousand (1:1,000) basis .

Mandatory Conversion:
The Series A-1 Preferred shall automatically be converted into Common Stock at the then applicable conversion rate upon the occurrence of one of the following:
a)   The closing of an additional $5,000,000 equity financing from institutional or strategic investors; and/or
b)    The Company having 4 consecutive quarters of positive cash flow as reflected on the Company’s financial statements prepared in accordance with generally accepted accounting principles ( “GAAP”) and filed with the Securities and Exchange Commission (the “SEC”).

Redemption:	The Series A-1 Preferred is not redeemable.
Board of Directors:
The holders of a majority of the outstanding shares of the Series A-1 Preferred shall be entitled to appoint two board observers who shall be entitled to receive all information received by the Board of Directors and to attend and participate without vote at meetings of the Board of Directors and its committees. At the option of the holders of a majority of the outstanding shares of the Series A-1 Preferred, the holders of the Series A-1 Preferred may temporarily or permanently exchange their board observer rights for two seats on the Board of Directors, each having one vote.

Company Milestone:
If the Company does not have aggregate consolidated revenues of more than $1,500,000 as reflected on its financial statements for the six months ended December 31, 2004 prepared in accordance with GAAP and filed with the SEC, the holders of the Series A-1 Preferred shall have the right, but not the obligation, to elect a majority of the voting members of the Board of Directors.

T E R M S H E E T

October 6, 2004

Voting Rights:
Each share of Series A-1 Preferred shall represent that number of votes equal to the number of shares of Common Stock issuable upon conversion of a share of Series A-1 Preferred. The Series A-1 Preferred and the Common Stock shall vote together as a class except (i) regarding the election of the Board of Directors as set forth above, (ii) as required by law, and (iii) as set forth below under “Protective Provisions.”

Protective Provisions:
Until the closing by the Company of an additional $5,000,000 equity financing from institutional investors, approval of the holders of at least 2/3 of the outstanding shares of the Series A-1 Preferred voting together separately as a class will be required for:
 a)   a merger, sale of all, or substantially all of the assets or intellectual property, recapitalization, or reorganization  the Company;
 b)   the authorization or issuance of any equity security having any right, preference or priority superior to or on parity with the Series A-1 Preferred (excluding debt not convertible into any such senior or pari passu equity security);
 c)   the redemption, repurchase or acquisition, directly or indirectly, through subsidiaries or otherwise, of any equity securities (other than the repurchase of equity securities of the Company at cost upon termination of employment or service pursuant to vesting agreements or stockholder agreements or a repurchase of the Series A-1 Preferred) or the payment of dividends or other distributions on equity securities by the Company (other than on the Series A-1 Preferred);
 d)   any amendment or repeal of any provision of the Company’s certificate of incorporation or by-laws that would adversely affect the rights, preferences, or privileges of the Series A-1 Preferred;
 e)   a significant change in the principal business of the Company as conducted at the time of the   consummation of the closing of the Merger;
  f)  the making of any loan or advance to any entity other than in the ordinary course of business unless it is wholly owned by the Company;
 g)   the making of any loan or advance to any person, including, without limitation, any employee or director of the Company or any subsidiary, except advances and similar expenditures in the ordinary course of business or under the terms of an employee stock or option plan approved by the Board of Directors and Investor; or
 h)    the guarantee, directly or indirectly, of any indebtedness or obligations, except for trade accounts of any subsidiary arising in the ordinary course of business.

Any liquidation, dissolution, recapitalization or reorganization of the Company would require a unanimous vote of the Board

Closing Condition- Series D:
The Company further agrees to release approximately $780,000 held in Escrow to SDS Merchant Fund upon closing. SDS shall in lieu ‘put’ back the equivalent Series D stock as per the agreement laid out in the Series-D Securities Purchase Agreement dated March, 2003.

Other Terms
Transaction Costs:
Legal fees associated with the Note offering and the Merger will be paid out of proceeds from the Note Offering.

BSP will receive a fee of 50,000 shares of common stock issued by Newco upon consummation of the Merger.

T E R M S H E E T

October 6, 2004

Board Approval:
This Term Sheet has been negotiated in good faith between the Investors and the Company's management but requires approval by the Company’s Board of Directors, whose approval is to be sought no later than October 31, 2004.

Indemnification
Whether or not the Note Offering or the Merger is consummated, the Company agrees to indemnify and hold harmless BSP, and its directors, partners, members, managers, officers, employees and agents (collectively, the “Indemnified Parties”) from and against any and all losses, claims, damages, expenses or liabilities to which any of them may become subject, insofar as such losses, claims, damages, expenses or liabilities (or actions, suits or proceedings, including any inquiry or investigation or claim in respect thereof) arise out of, in any way relate to, or result from any claim by a third party in respect of this Term Sheet or the transactions proposed herein (whether or not any Indemnified Party is a party to any action or proceeding out of which any such losses, claims, damages, expenses or liabilities arise), and to reimburse the Indemnified Parties, upon demand, for any reasonable expenses (legal or otherwise) incurred by any of them in connection therewith (including any costs incurred in investigating, preparing to defend, defending or otherwise participating in any such claim, action or proceeding related to any such loss, claim, damage or liability).

Miscellaneous
This Term Sheet may be signed in counterparts, each of which shall be deemed an original, but all such counterparts shall constitute one and the same agreement. Any party which is not in breach of the binding provisions of this Term Sheet, may terminate this Term Sheet by delivery of written notice to the other party, and in the event of such termination, the parties hereto shall be relieved of all liability hereunder, except for breaches of such provisions prior to their termination and except that the provisions captioned “Transaction Costs,” “Indemnification,” “Miscellaneous” and “Governing Law” shall survive any such termination.

Governing Law:	The binding provisions of this Term Sheet and all duties, obligations and rights arising herefrom shall be governed by, and construed in accordance with, the laws of the State of New York
Memorandum of Terms:
This Term Sheet does not set forth all of the terms and conditions of the transactions proposed hereby. Rather it is only an outline, in summary format, of the major points of understanding, which will form the basis of the final documentation. Except as provided in this paragraph and under “Transaction Costs,” “Indemnification” “Miscellaneous” and “Governing Law,” which are binding, this Term Sheet does not constitute a legally binding obligation of any of the parties hereto, BSP may terminate discussions with the Company at any time with respect to the matters proposed herein.

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T E R M S H E E T

October 6, 2004

AGREED TO AND ACCEPTED THIS _________ DAY OF OCTOBER 2004.

LEVEL 8 SYSTEMS, INC.

By:
Name: John Broderick
Title: Chief Financial Officer

SDS MERCHANT FUND, L.P.,
a Delaware limited partnership

By:
Its Managing Member
SDS Capital Partners, L.L.C.

By:
Name: Steven Derbly
Title: Managing Member

BROWN SIMPSON PARTNERS, LTD

By:
Name: James Simpson
Title: Managing Director